Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 July 20, 2007

BearLinx Fact Sheet
BearLinxSM Alerian MLP Select Index ETN (Ticker: BSR)

The BearLinxSM Alerian MLP Select Index ETN is linked to the Alerian MLP Select Index (ticker: AMZS) (the "Index"), which is published by the Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Sponsor"), in consultation with Alerian Capital Management LLC ("Alerian"). The BearLinxSM MLP Select Index ETN will track the change in the level of the Index and will pay a monthly coupon equal to the amount of dividends that would be paid from companies underlying the Index each month less a tracking fee.

The Index measures the composite performance of midstream energy oriented Master Limited Partnerships ("MLPs"), and is calculated by the Sponsor using a float-adjusted, market capitalization weighted methodology. The objective of the Index is to provide investors with a comprehensive benchmark for the performance of the energy MLP universe. The MLPs underlying the Index are generally limited partnerships engaged in the exploration, marketing, mining, processing, production, storage or transportation of any mineral or natural resource.

Overview  |  Deal Details  |  Index Components  |  Sector Weightings

 Back to Menu

Overview

BearLinx Note Summary

Ticker Symbol	BSR	Exchange	NYSE
Index	Alerian MLP Select Index	Annual Fee	0.85%*
Bloomberg Index Symbol	AMZS Index	Issue Date	7/20/2007
Reuters Index Symbol	.AMZS	Maturity Date	7/20/2027**
CUSIP Number	73902835

*0.85% annualized based upon a monthly fee of 0.070834%. The monthly fee is deducted from each monthly payment amount payable under the Notes, as further described in the Pricing Supplement. If the coupon amount payable under the Notes for any month is less than the fee, the amount of the difference will be added to the fee to be applied to the coupon payable in the following month until such time as the entire fee has been deducted for all prior months.

** The Notes are listed for trading on the NYSE but may be redeemed prior to maturity at the option of the Noteholder on a weekly basis throughout the term of the Note for a minimum of 75,000 Notes.

Index Correlation and Volatility

	Correlation	Annualized Historical Volatility	1-year Total Return	3-year Annualized Total Return
Alerian MLP Select Index (AMZS)	1.00	9.79%	26.03%	17.93%
S&P 500	0.24	14.93%	18.65%	11.74%
Russell 2000	0.27	19.51%	14.24%	14.05%
NASDAQ	0.18	27.86%	15.89%	8.32%
Dow Jones	0.26	15.14%	19.33%	11.04%
SOURCE: Bloomberg Correlation and Volatility Date 12/29/95 - 4/30/07. Return Data as of 7/16/07

Correlation is the tendency of two variables to move in the same direction by proportional amounts, and is (usually) measured by a number ranging between -1 and +1. A higher positive number means that the two variables tend to move in the same direction more often and larger / smaller moves in one variable are more likely to correspond to respectively larger / smaller moves in the other. Similarly, a number closer to -1 means that the two variables tend to move in opposite directions more often, but larger / smaller moves in one variable still correspond to relatively larger / smaller magnitude moves in the other. Alternately, a number near zero means that the two variables tend not to have much of a significant relationship with one another as far as the direction or magnitude.

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted.

An investment in the BearLinx Notes involves risks, including possible loss of principal. For a description of the primary risks related to the BearLinx Notes see the "Risk Factors" section in the Pricing Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by following the hyperlinks provided below. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204, or you may request a copy from any other dealer participation in the offering. You may also access the prospectus, prospectus supplement and pricing supplement on the SEC website as follows:

Pricing Supplement:
http://www.sec.gov/Archives/edgar/data/777001/000114420407037421/v081375_424b5.htm

Prospectus Supplement:
http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

Prospectus:
http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

Bear Stearns, a subsidiary of the Issuer, assists in the promotion of the BearLinx Notes.

The BearLinx Notes are unsecured obligations of the Issuer and are not secured debt. The BearLinx Notes are riskier than ordinary unsecured debt securities and have no principal protection. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement and the pricing supplement, as the BearLinx Notes involve risks not associated with conventional debt securities. Risks of investing in the BearLinx Notes include limited portfolio diversification, uncertain principal repayment, and illiquidity. The tracking fee will reduce the amount of the monthly coupon payments you will receive during the term of the BearLinx Notes, and you may receive less than the principal amount of your investment at maturity even if the value of the Index has increased. An investment in the BearLinx Notes may not be suitable for all investors.

The BearLinx Notes may be on the New York Stock Exchange through any brokerage account. There are restrictions on the minimum number of BearLinx Notes you may redeem directly with the Issuer, and the dates on which you may redeem them, as specified in the Pricing Supplement. Sales in the secondary market may result in significant losses.

An investment in the BearLinx Notes may carry risks similar to a concentrated securities investment in the energy oriented Master Limited Partnership sector.

Subject to requirements described in the Pricing Supplement, the BearLinx Notes may be redeemed weekly with the Issuer in large, institutional blocks (75,000 BearLinx Notes). A redemption charge will apply.

The sale, redemption or maturity of the BearLinx Notes will generate tax consequences. For more complete description, please see the description of the US federal income tax treatment in the Pricing Supplement.

None of the Issuer or its affiliates provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the BearLinx Notes..

Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of Alerian Capital Management LLC and their use is granted under a license from Alerian Capital Management LLC

Access Agreement | Privacy Policy | USA PATRIOT Act | Business Continuity Plan Disclosure | Security
Bear, Stearns Securities Corp.: Financial Statement | Safety of Customer Assets | Member SIPC
© 2007 Bear, Stearns & Co. Inc. Published in the U.S.A. All rights reserved.

 Back to Menu

Deal Details

Issuer:	The Bear Stearns Companies Inc.
Issuer's Rating:	A1 / A+ (Moody's / S&P).
Securities Offered:	BearLinxSM Alerian MLP Select Index ETN
Listing:	The Notes are listed on the New York Stock Exchange "NYSE") under the symbol BSR.
CUSIP Number:	73902835
Adp Number:	B014753
Lead Manager/ Calculation Agent:	Bear, Stearns & Co. Inc.
Issue Price:	100.00% of principal $38.8915 Per Note
Principal Amount:	$75,039,438
Agent's Discount:	0.00%
Proceeds to Issuer:	100% of par, being $75,039,438
Selling Period Ends:	July 11, 2007.
Initial Measurement Period:	July 12, 2007 to July 19, 2007.
Settlement Date:	July 20, 2007.
Calculation Date:	July 9, 2027.
Final Measurement Period:	July 9, 2027 to July 15, 2027.
Maturity Date:	July 20, 2027 (for a term of 20 years).
Tracking Fee:	As of any date of determination, an amount per Note equal to the product of 0.070834% (representing 0.85% per annum) multiplied by the Current NAV
Current NAV:
As of any date of determination, an amount per Note equal to the product of (i) the Principal Amount multiplied by (ii) a fraction, the numerator of which is equal to the VWAP Level as of such date and the denominator of which is equal to the Initial VWAP Level, as determined by the Calculation Agent.

Index Ratio:	As of any date of determination, an amount equal to the quotient of the Final VWAP Level divided by the Initial VWAP Level.
VWAP Level:
As of any date of determination and with respect to the Index, the quotient of (1) the arithmetic mean of the sum of the products of (i) the volume weighted-average price of the each Index Component as of such date multiplied by (ii) the published share weighting of such Index Component as of such date divided by (2) the Index divisor as determined by the Calculation Agent.

Cash Settlement Amount:	An amount per Note payable in U.S. dollars on the Maturity Date equal to (i) the Principal Amount multiplied by the Index Ratio minus (ii) the accrued Tracking Fee, if any.
Coupon:	Variable amount paid monthly on the fifth business day following each Coupon Valuation Date.
Coupon Valuation Date:	First business day of each month.
Early Redemption:	Weekly Redemption at the option of the holder as described in the prospectus.
Early Redemption fee:	0.125%
Early Redemption Fee Amount:	As of any date of determination, an amount per Note in U.S. dollars equal to the product of the Redemption Fee multiplied by the applicable Cash Settlement Amount.
Initial VWAP Level:	388.915, representing the arithmetic mean of the VWAP Levels measured daily during the Initial Measurement Period.
Final VWAP Level:	To be determined by the Calculation Agent; equals the arithmetic mean of the VWAP Levels measured daily during the Final Measurement Period.
Clearing:	DTC

Access Agreement | Privacy Policy | USA PATRIOT Act | Business Continuity Plan Disclosure | Security
Bear, Stearns Securities Corp.: Financial Statement | Safety of Customer Assets | Member SIPC
© 2007 Bear, Stearns & Co. Inc. Published in the U.S.A. All rights reserved.

 Back to Menu

Index Components

As of June 15, 2007
Company Name	Ticker	Price	Market Cap	Float Adjust	Weight
Alliance Holdings GP LP	AHGP	$30.47	$1,824.03	$365.64	0.55%
Alliance Resource Partners LP	ARLP	$43.83	$1,602.02	$905.83	1.36%
AmeriGas Partners LP	APU	$37.31	$2,120.05	$1,192.03	1.79%
Atlas Pipeline Partners LP	APL	$54.00	$706.34	$603.72	0.91%
Boardwalk Pipeline Partners LP	BWP	$34.56	$4,017.60	$1,012.68	1.52%
Buckeye GP Holdings LP	BGH	$28.05	$793.82	$294.53	0.44%
Buckeye Partners LP	BPL	$50.64	$2,085.85	$1,954.59	2.94%
Copano Energy LLC	CPNO	$42.09	$1,845.79	$1,584.44	2.38%
Crosstex Energy Inc	XTXI	$29.85	$1,372.40	$849.37	1.28%
Crosstex Energy LP	XTEX	$33.96	$1,473.59	$483.19	0.73%
Dorchester Minerals LP	DMLP	$22.50	$635.41	$558.63	0.84%
Eagle Rock Energy Partners LP	EROC	$23.91	$1,341.68	$321.69	0.48%
Enbridge Energy Partners LP	EEP	$54.28	$4,158.45	$2,938.40	4.42%
Energy Transfer Equity LP	ETE	$40.73	$9,075.88	$851.05	1.28%
Energy Transfer Partners LP	ETP	$60.50	$8,287.14	$4,298.81	6.46%
Enterprise Products Partners LP	EPD	$31.03	$13,435.93	$8,680.51	13.05%
Ferrellgas Partners LP	FGP	$24.07	$1,515.39	$901.18	1.36%
Hiland Holdings GP LP	HPGP	$31.76	$686.02	$222.70	0.33%
Inergy LP	NRGY	$35.80	$1,778.56	$1,115.29	1.68%
Kinder Morgan Energy Partners LP	KMP	$54.30	$9,129.84	$7,895.34	11.87%
Kinder Morgan Management LLC	KMR	$51.83	$3,579.16	$3,037.43	4.57%
Linn Energy LLC	LINE	$34.70	$2,274.94	$918.53	1.38%
Magellan Midstream Holdings LP	MGG	$29.28	$1,834.29	$644.10	0.97%
Magellan Midstream Partners LP	MMP	$45.42	$3,022.53	$2,953.82	4.44%
MarkWest Energy Partners LP	MWE	$35.49	$1,295.38	$913.31	1.37%
Natural Resource Partners LP	NRP	$38.01	$2,034.96	$925.95	1.39%
NuStar Energy LP	NS	$66.15	$3,096.46	$2,371.95	3.57%
NuStar GP Holdings LLC	NSH	$36.22	$1,539.35	$1,352.64	2.03%
ONEOK Partners LP	OKS	$68.19	$5,652.36	$3,067.14	4.61%
Penn Virginia Resource Partners LP	PVR	$30.96	$1,427.45	$795.32	1.20%
Plains All American Pipeline LP	PAA	$61.35	$6,712.01	$5,040.35	7.58%
Regency Energy Partners LP	RGNC	$25.25	$1,203.94	$538.95	0.81%
Star Gas Partners LP	SGU	$4.64	$351.59	$290.64	0.44%
Suburban Propane Partners LP	SPH	$48.33	$1,579.15	$1,467.99	2.21%
TC Pipelines LP	TCLP	$39.82	$1,387.97	$600.60	0.90%
TEPPCO Partners LP	TPP	$43.30	$3,888.55	$3,106.74	4.67%
Williams Partners LP	WPZ	$47.63	$1,874.66	$1,452.08	2.18%
SOURCE: Bloomberg

Access Agreement | Privacy Policy | USA PATRIOT Act | Business Continuity Plan Disclosure | Security
Bear, Stearns Securities Corp.: Financial Statement | Safety of Customer Assets | Member SIPC
© 2007 Bear, Stearns & Co. Inc. Published in the U.S.A. All rights reserved.

 Back to Menu

Sector Weightings

As of June 15, 2007

Access Agreement | Privacy Policy | USA PATRIOT Act | Business Continuity Plan Disclosure | Security
Bear, Stearns Securities Corp.: Financial Statement | Safety of Customer Assets | Member SIPC
© 2007 Bear, Stearns & Co. Inc. Published in the U.S.A. All rights reserved.

Back to Menu

Contacts

Bruce Jaeger
212-272-1786
bjaeger@bear.com

Bill Bamber
212-272-1786
wbamber@bear.com

Joshua Dunivant
212-272-1786
jdunivant@bear.com

BearLinxsm Alerian MLP Select Index ETN

The Bear Stearns Companies Inc. has issued via its senior, unsecured US Note program a 20-year Exchange Traded Note linked to the Alerian MLP Select Index (the “Index”). The Index measures the performance of midstream energy oriented Master Limited Partnerships (MLPs) and is calculated and published by Standard and Poor’s, a division of the McGraw-Hill Companies, Inc. The BearLinx Alerian MLP Select Index Notes (the “BearLinx Notes”) are designed to track the performance of the Index in a cost-effective and operationally efficient manner for investors. The BearLinx Notes are listed for trading on the NYSE under the symbol “BSR”.

BEARLINX NOTE SUMMARY
Ticker Symbol	BSR
Index	Alerian MLP Select Index
Bloomberg Index Symbol	AMZS Index
Reuters Index Symbol	.AMZS
CUSIP Number	073902835
Exchange	NYSE
Annual Fee	0.85%*
Issue Date	7/20/2007
Maturity Date	7/20/2027**

*0.85% annualized based upon a monthly fee of 0.070834%. The monthly fee is deducted from each monthly coupon payment amount payable under the Notes, as further described in the Pricing Supplement . If the coupon amount payable under the Notes for any month is less than the fee, the amount of the difference will be added to the fee to be applied to the coupon payable in the following month until such time as the entire fee has been deducted for all prior months.
** The Notes are listed for trading on the NYSE but may be redeemed prior to maturity at the option of the Noteholder on a weekly basis throughout the term of the Note for a minimum of 75,000 Notes.

ISSUER DETAILS
Issuer	The Bear Stearns Companies Inc.
Issuer’s Ticker Symbol	BSC
Issuer’s Rating[1]	A1 by Moody’s
A+ by S&P
1 The BearLinx Notes are not rated but rather rely upon the ratings of the Issuer, The Bear Stearns Companies Inc. Ratings are subject to change or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the value and liquidity of the Notes.

THE INDEX

The Alerian MLP Select Index measures the composite performance of energy oriented Master Limited Partnerships (“MLPs”), and is calculated by the Sponsor using a float-adjusted, market capitalization weighted methodology. The objective of the Index is to provide investors with a comprehensive benchmark for the performance of the energy MLP universe.

The MLPs underlying the Index are generally limited partnerships engaged in the exploration, marketing, mining, processing, production, storage or transportation of any mineral or natural resource. The Index itself will be disseminated real-time basis and is listed on the Chicago Mercantile Exchange. As of June 15, 2007, the Index comprised of 37 Index components.

INDEX CORRELATION AND VOLATILITY

The following table illustrates a comparison of certain performance criteria of the Index relative to other various benchmarks over the time period measured from December 29, 1995 through April 30, 2007.

	Correlation	Annualized Historical Volatility	1-year Total Return*	3-year Annualized Total Return*
Alerian MLP Select Index (AMZS)	1.00	9.79%	26.03%	17.93%
S&P 500	0.24	14.93%	18.65%	11.74%
Russell 2000	0.27	19.51%	14.24%	14.05%
NASDAQ	0.18	27.86%	15.89%	8.32%
Dow Jones	0.26	15.14%	19.33%	11.04%
* as of 7/16/07
Sources: Bloomberg, Past performance of the Index and is not indicative and will have no bearing on future performance of the Index.

THE MLP SECTORS

TOP TEN CONSTITUENTS OF THE INDEX

Ticker	Name	% Weight in the Index
EPD	Enterprise Products Partners LP	13.05%
KMP	Kinder Morgan Energy Partners LP	11.87%
PAA	Plains All American Pipeline LP	7.58%
ETP	Energy Transfer Partners LP	6.46%
TPP	TEPPCO Partners LP	4.67%
OKS	ONEOK Partners LP	4.61%
KMR	Kinder Morgan Management LLC	4.57%
MMP	Magellan Midstream Partners LP	4.44%
EEP	Enbridge Energy Partners LP	4.42%
NS	NuStar Energy LP	3.57%
Source: S&P, as of 6/15/07. Subject to change.

An investment in the BearLinx Notes involves risks, including possible loss of principal. For a description of the primary risks related to the BearLinx Notes see the “Risk Factors” section in the Pricing Supplement: http://www.sec.gov/Archives/edgar/data/777001/000114420407037421/v081375_424b5.htm.

The Bear Stearns Companies Inc. (the “Issuer”) has filed a Prospectus: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm, Prospectus Supplement: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm, and a Pricing Supplement: http://www.sec.gov/Archives/edgar/data/777001/000114420407037421/v081375_424b5.htm with the SEC for the offering to which this communication relates (collectively, the “Offering Documents”). Before you invest, you should read the Offering Documents and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by clicking on the links above, visiting www.http://www.bearstearns.com/bearlinx.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer will arrange for [Bear, Stearns & Co. Inc. (“Bear Stearns”)] to send you the Offering Documents if you request it by calling toll-free 1-866-803-9204, or you may request a copy from any other dealer participation in the offering.

Bear Stearns, a subsidiary of the Issuer, assists in the promotion of the BearLinx Notes.

The BearLinx Notes are unsecured obligations of the Issuer and are not secured debt. The BearLinx Notes are riskier than ordinary unsecured debt securities and have no principal protection. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the pricing supplement, as the BearLinx Notes involve risks not associated with conventional debt securities. Risks of investing in the BearLinx Notes include limited portfolio diversification, uncertain principal repayment, and illiquidity. The tracking fee will reduce the amount of the monthly coupon payments you will receive during the term of the BearLinx Notes, and you may receive less than the principal amount of your investment at maturity even if the value of the Index has increased. An investment in the BearLinx Notes may not be suitable for all investors.

The BearLinx Notes may be traded on the New York Stock Exchange through any brokerage account. There are restrictions on the minimum number of BearLinx Notes you may redeem directly with the Issuer, and the dates on which you may redeem them, as specified in the Pricing Supplement. Sales in the secondary market may result in significant losses.

An investment in the BearLinx Notes may carry risks similar to a concentrated securities investment in the energy oriented Master Limited Partnership sector.

Subject to requirements described in the Pricing Supplement, the BearLinx Notes may be redeemed weekly with the Issuer in large, institutional blocks (75,000 BearLinx Notes). A redemption charge will apply. The sale, redemption or maturity of the BearLinx Notes will generate tax consequences. For more complete description, please see the description of the US federal income tax treatment in the Pricing Supplement. None of the Issuer or its affiliates provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the BearLinx Notes..

Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of Alerian Capital Management LLC and their use is granted under a license from Alerian Capital Management LLC

© 2007 Bear, Stearns International Limited. All rights reserved.